UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

LodgeNet Interactive Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

540211109
(CUSIP Number)

MAST CAPITAL MANAGEMENT, LLC
ATTN: ADAM KLEINMAN, GENERAL COUNSEL
200 Clarendon Street, 51st Floor
Boston, MA 02116
(617) 375-3019

With a copy to:

ADAM W. FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,425,915 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,425,915 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,915 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast Credit Opportunities I Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,450,149 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,450,149 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,149 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast OC I Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 592,780 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 592,780 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,780 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast Select Opportunities I Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 373,986 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 373,986 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,986 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast PC Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON LPN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Christopher B. Madison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,425,915 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,425,915 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,915 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,425,915 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,425,915 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,915 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 540211109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by (1) Mast Capital Management, LLC (“Capital”), a Delaware limited liability company (2) Mast Credit Opportunities I Master Fund Limited (“Credit Opportunities”), a Cayman Islands company, (3) Mast OC I Master Fund L.P. (“OC I Master”), a Cayman Islands limited partnership, (4) Mast Select Opportunities Master Fund LP (“Select Opportunities”), a Cayman Islands limited partnership, (5) Mast PC Fund, L.P., a Delaware limited partnership (“PC”), (6) Christopher B. Madison (“Madison”), a United States citizen and (7) David J. Steinberg (“Steinberg”), a United States citizen  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Messrs. Steinberg and Madison (the “Managers”) are the managers of Capital, which is the investment advisor of Credit Opportunities, Select Opportunities and PC and is the investment advisor and sole general partner of OC I Master.

Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement filed as Exhibit 99.1 to the initial Schedule 13D.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business office for Credit Opportunities, OC I Master and Select Opportunities is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.

The principal business office for Capital, PC and each of the Managers with respect to the shares reported hereunder is 200 Clarendon Street, 51st Floor, Boston, MA 02116.

The general partner or directors, as the case may be, of Select Opportunities, PC and Credit Opportunities and their principal business or occupation and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

(c)           The principal business of Credit Opportunities, OC I Master, Select Opportunities and PC is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Capital is to act as investment advisor of Credit Opportunities, Select Opportunities and PC and investment adviser and general partner of OC I Master.

(d)           No Reporting Person, nor, to the Reporting Persons’ knowledge, any person or entity listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor, to the Reporting Persons’ knowledge, any person or entity listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Steinberg and Madison are citizens of the United States of America.

CUSIP NO. 540211109

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

As of the close of business on January 5, 2012, the Reporting Persons beneficially owned an aggregate of 2,425,915 shares of Common Stock, as detailed in Item 5.  All of the funds used to purchase the shares of Common Stock described in this Schedule 13D came from working capital.  No funds were borrowed by any of the Reporting Persons in order to complete the Common Stock purchases described in this report.  The aggregate dollar amount for the Common Stock beneficially owned in the aggregate by the Reporting Persons is approximately $6,663,112.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 5, 2012, Credit Opportunities delivered to the Issuer a letter demanding, pursuant to Section 220 of the Delaware General Corporation Law (the “Demand”), inspection of certain of the Issuer’s books, records and documents relating to, without limitation, (a) stock ownership guidelines for the Company’s non-employee directors (the “Outside Directors”), (b) reports, analyses or presentations relating to compensation or other remuneration of Outside Directors and (c) board or committee minutes relating to the (i) adoption of the stock ownership guidelines for Outside Directors, or (ii) compensation or remuneration of Outside Directors.

As previously raised with the Issuer, the Reporting Persons are extremely concerned regarding the failure of the Outside Directors to make a meaningful financial commitment to the Issuer by investing their own funds in Common Stock.  Credit Opportunities continues to believe that directors who have actively invested a meaningful amount of personal capital in a company have a closer alignment with the stockholders of that company and a greater incentive to create value for that company and its stockholders.  To that end, Credit Opportunities is requesting the materials described in the Demand to better understand the Issuer’s policies regarding director compensation and ownership of Common Stock.

The purpose of the Demand is to allow Credit Opportunities to (i) better understand the guidelines and processes used by the Issuer to determine the amount and form of compensation to be received by the Outside Directors, (ii) better understand the basis for such determination, (iii) better understand the factors considered by the Issuer’s Board of Directors in making such determination, and (iv) evaluate whether the Outside Directors have complied with applicable stock ownership guidelines.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 25,271,984 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 2011 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2011.

CUSIP NO. 540211109

As of the close of business on January 5, 2012, the Reporting Persons, in the aggregate, beneficially owned 2,425,915 shares of Common Stock of the Issuer representing approximately 9.6% of such class of securities.  The beneficial ownership of each Reporting Person was as follows: (i) Credit Opportunities beneficially owned 1,450,149 shares of Common Stock of the Issuer representing approximately 5.7% of such class, (ii) OC I Master beneficially owned 592,780 shares of Common Stock of the Issuer representing approximately 2.3% of such class, (iii) Select Opportunities beneficially owned 373,986 shares of Common Stock of the Issuer representing approximately 1.5% of such class, (iv)  PC beneficially owned 9,000 shares of Common Stock of the Issuer representing less than 1% of such class, and (v) Capital, as the investment adviser to Credit Opportunities, Select Opportunities and PC and the investment adviser and general partner of OC I Master and Mr. Madison and Mr. Steinberg, as the managers of Capital, each may be deemed to beneficially own 2,425,915 shares of Common Stock of the Issuer representing 9.6% of such class.

(b)           Each of Credit Opportunities, OC I Master, Select Opportunities and PC has the power to vote and dispose all of the shares of Common Stock beneficially owned by such entity (as described above). Capital, as the investment adviser of Credit Opportunities, Select Opportunities and PC and the investment adviser and general partner of OC I Master, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by Credit Opportunities, OC I Master, Select Opportunities and PC. Each of Messrs. Madison and Steinberg, by virtue of his position as manager of Capital, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by Credit Opportunities, OC I Master, Select Opportunities and PC.

The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock not held by them.

(c)           Schedule B annexed hereto lists all transactions in the shares of Common Stock by the Reporting Persons since the filing of the initial Schedule 13D.  All of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

[signature page follows]

CUSIP NO. 540211109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned signatories certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2012	MAST CAPITAL MANAGEMENT, LLC

	By:	/s/ Christopher B. Madison
		Name:	Christopher B. Madison
		Title:	Managing Member

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Director

MAST OC I MASTER FUND L.P.

By:	Mast Capital Management, LLC
General Partner

By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Managing Member

MAST SELECT OPPORTUNITIES MASTER FUND L.P.

By:	Mast Select Opportunities GP, LLC
General Partner

By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Authorized Signatory

MAST PC FUND, L.P.

By:	Mast PC GP, LLC
General Partner

By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Authorized Signatory

/s/ Christopher B. Madison
CHRISTOPHER B. MADISON

/s/ David J. Steinberg
DAVID J. STEINBERG

CUSIP NO. 540211109

SCHEDULE A

General Partner of Mast Select Opportunities Master Fund LP

Name	Present Principal Business	Business Address	Place of Organization

Mast Select Opportunities GP, LLC	General Partner of Mast Select Opportunities Master Fund LP	200 Clarendon Street, 51st Floor, Boston, MA 02116	Delaware

General Partner of Mast PC Fund, L.P.

Name	Present Principal Business	Business Address	Place of Organization

Mast PC GP, LLC	General Partner of Mast PC Fund, L.P.	200 Clarendon Street, 51st Floor, Boston, MA 02116	Delaware

Directors of Mast Credit Opportunities I Master Fund Limited

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Christopher Madison, Director	Business Person	200 Clarendon Street, 51st Floor, Boston, MA 02116	US

Colin Burt, Director	Business Person	2 Stafford Terrace London W8 7BH, UK	UK

Jane Fleming, Director	Businesswoman	Queensgate Trust Company Ltd. 5th Floor, Harbour Place 103 South Church Street, P.O. Box 30464 Grand Cayman KY1 1202, Cayman Islands	Cayman Islands

CUSIP NO. 540211109

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

MAST PC FUND, L.P.

12/30/11	4,100	2.3964